Exhibit 99.1

Certain identified information has been excluded from the exhibit because if disclosure of such information it would constitute a clearly unwarranted invasion of personal privacy.

DEPARTMENT OF THE TREASURY
WASHINGTON, D.C.

March 10, 2021

[redacted]
Dorsey & Whitney LLP

VIA EMAIL

Dear Counsel:

On January 14, 2021, the Secretary of Defense listed "Luokong Technology Corporation (LKCO)," pursuant to section 4(a)(ii) of E.O. 13959. This listing was erroneous. Accordingly, on March 9, 2021, the Secretary of Defense delisted "Luokong Technology Corporation (LKCO)" and listed "Luokung Technology Corp (LKCO)," pursuant to section 4(a)(ii) of E.O. 13959. As such, the prohibition in section 1(a)(ii) of E.O. 13959 will take effect with respect to Luokung Technology Corp (LKCO) 60 days after March 9, 2021 (i.e., May 8, 2021), and the prohibition in section 1(c) of E.O. 13959 will take effect with respect to Luokung Technology Corp (LKCO) 365 days after March 9, 2021 (i.e., March 9, 2022).

Sincerely,

Bradley T. Smith Digitally signed by Bradley T. Smith
Date: 2021.03.10 13:08:36 -05'00'

Bradley T. Smith
Acting Director
Office of Foreign Assets Control

Cc:
[redacted]